THE BIG GAME MOVIE, LLC (the "Company") a Florida

Limited Liability Company

Financial Statements as of inception (March 6, 2023) through December 31, 2023

**Independent Accountant's Review Report**

To Management
THE BIG GAME MOVIE LLC
Tampa, FL

I have reviewed the accompanying consolidated financial statements of THE BIG GAME MOVIE LLC. and subsidiary  (collectively, the "Company"), which comprise the consolidated balance sheet as of December 31, 2023,  and the related consolidated statements of income, statement of equity and statement of cash flows for the  year then ended, and the related notes to the financial statements. A review includes primarily applying  analytical procedures to management's financial data and making inquiries of company management. A  review is substantially less in scope than an audit, the objective of which is the expression of an opinion  regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

***Management's Responsibility for the Consolidated Financial Statements***
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for our conclusion.

***Accountant's Conclusion***
Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Kent Kimura*

KENT KIMURA
#AC56255
December 31, 2023

**THE BIG GAME MOVIE LLC**
**CONSOLIDATED BALANCE SHEET**
**December 31, 2023**

### ASSETS

**CURRENT ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 2,092.95 |
| Accounts receivable, net | 0 |
| Inventory | 0 |
| Loans receivable - related party | 0 |
| Prepaid expenses and other current assets | 0 |
| TOTAL CURRENT ASSETS | 2,092.95 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Property and equipment, net | 0 |

**OTHER ASSETS**

| | |
|---|---:|
| Intangible assets, net | 0 |
| Deposits | 0 |
| | 0 |
| **TOTAL ASSETS** | **$ 2,092.95** |

### LIABILITIES AND SHAREHOLDERS' EQUITY

**CURRENT LIABILITIES**

| | |
|---|---:|
| Accounts payable | $ 0 |
| Credit cards payable | 0 |
| Warranty reserve | 0 |
| Accrued expenses | 0 |
| Sales tax payable | 0 |
| Deferred revenue | 0 |
| TOTAL CURRENT LIABILITIES | 0 |
| **TOTAL LIABILITIES** | **$ 0** |

**SHAREHOLDERS' EQUITY**

| | |
|---|---:|
| Common stock, authorized 24,750,000 shares, 4,500,000 shares issued and outstanding, $0.00001 par value. | 0 |
| Preferred stock, authorized 5,250,000 shares, 5,250,000 shares issues and outstanding, $0.00001 par value. | 0 |
| Additional paid-in capital | 0 |
| Retained earnings | ($2,092.95) |
| TOTAL SHAREHOLDERS' EQUITY | 0 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$2,092.95** |

See independent accountant's review report and accompanying notes to financial statements.

**THE BIG GAME MOVIE LLC**
**CONSOLIDATED STATEMENT OF INCOME**
**December 31, 2023**

| | | |
|---|---|---:|
| **REVENUES** | $ | 0 |
| **COST OF GOODS SOLD** | | 0 |
| **GROSS PROFIT** | | 0 |
| **OPERATING EXPENSES** | | |
| Advertising and marketing | | 894.21 |
| Bank fees | | 0 |
| Bonus and commission | | 0 |
| Contractors and consultants | | 6,092.00 |
| Depreciation expense | | 0 |
| Insurance expense | | 0 |
| IT expense | | 0 |
| Legal and professional fees | | 190.00 |
| Licenses | | 0 |
| Meals and entertainment | | 0 |
| Miscellaneous expenses | | 0 |
| Office supplies | | 130.60 |
| Payroll expense | | 0 |
| Postage and delivery | | 0 |
| Rent and lease | | 0 |
| Research and development | | 0 |
| Travel | | 504.50 |
| Ukraine expense | | 0 |
| Utilities | | 0 |
| **TOTAL OPERATING EXPENSES** | | $7,811.31 |
| **NET OPERATING LOSS** | | ($7,811.31) |
| **OTHER INCOME/(EXPENSE)** | | |
| Interest expense | | (0) |
| Interest income | | 0 |
| **TOTAL OTHER INCOME/(EXPENSE)** | | (0) |
| **NET INCOME (LOSS)** | $ | (0) |
| **OTHER COMPREHENSIVE INCOME/(LOSS)** | | |
| Foreign currency translation gain/(loss) | | 0 |
| **TOTAL COMPREHENSIVE LOSS** | $ | ($7,811.31) |

See independent accountant's review report and accompanying notes to financial statements.

**THE BIG GAME LLC**
**CONSOLIDATED STATEMENT OF EQUITY**
**December 31, 2023**

| | Common Stock | | Preferred Stock | | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **BEGINNING BALANCE, December 31, 2023 (INCEPTION)** | - | $ - | - | $ - | $ - | $ - | $ - |
| Contributions | 0 | 0 | 0 | 0 | 0 | - | $ 0 |
| Other comprehensive gain/(loss) | - | - | - | - | - | - | $ 0 |
| Net income | | - | - | - | - | (7,811.31) | $ (0) |
| **ENDING BALANCE, December 31, 2023** | **0** | **$ 0** | **0** | **$ 0** | **$ 0** | **$ (7,811.31)** | **$ 0** |

See independent accountant's review report and accompanying notes to financial statements.

**THE BIG GAME LLC**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
**December 31, 2023**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---|
| Net loss | $ | (7,811.31) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Depreciation expense | | 0 |
| (Increase) decrease in assets: | | |
| Accounts receivable | | (0) |
| Inventory | | (0) |
| Prepaid expenses and other current assets | | (0) |
| Security deposit | | (0) |
| Increase (decrease) in liabilities: | | |
| Accounts payable | | 0 |
| Credit cards payable | | 0 |
| Warranty reserve | | 0 |
| Sales tax payable | | 0 |
| Deferred revenue | | **0** |
| Accrued expenses | | **0** |
| **CASH USED FOR OPERATING ACTIVITIES** | | (7,811.13) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Cash used for fixed assets | | (0) |
| Issuance of notes receivable - related party | | (0) |
| Cash used for intangible assets | | (0) |
| **CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES** | | (0) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of common and preferred stock | | 0 |
| **CASH PROVIDED BY INVESTING ACTIVITIES** | | 0 |
| **NET INCREASE (DECREASE) IN CASH** | | 0 |
| **CASH AT BEGINNING OF YEAR** | | 9,904.26 |
| **CASH AT END OF YEAR** | $ | 2,092.95 |

**CASH PAID DURING THE YEAR FOR:**

| | | |
|---|---|---|
| **INTEREST** | $ | 0 |

**SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:**

| | | |
|---|---|---|
| **STOCK ISSUANCE IN EXCHANGE FOR ASSETS** | $ | 0 |

See independent accountant's review report and accompanying notes to financial statements.

The Big Game Movie LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

## 1. ORGANIZATION AND PURPOSE

The Big Game Movie LLC (the "Company") is a corporation organized on March 6, 2023 under the laws of Florida.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

## 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.